Exhibit 21.1

SUBSIDIARIES OF TUMBLEWEED COMMUNICATIONS CORP.

AS OF MARCH 14, 2007

Subsidiary	Country of Incorporation
Corvigo, L.L.C.	Delaware, U.S.A.
Interface Systems, Inc.	Michigan, U.S.A.
Tumbleweed Communications EOOD	Bulgaria
Tumbleweed Communications GmbH	Germany
Tumbleweed Communications Holding GmbH	Switzerland
Tumbleweed Communications Limited (1)	U.K.
Tumbleweed Communications Pte. Ltd.	Singapore
Tumbleweed Communications Pty. Ltd.	Australia
Receipt.com, Inc.	California, U.S.A.
Valicert Japan K.K.	Japan

(1)	Tumbleweed Communications Limited changed its name from Incubator, Limited on February 28, 2006.